SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File
Reports Under Sections 13 and 15(d) of the Securities Exchange
Act of 1934

Commission File No. 0-24904

Strouds, Inc.
(Exact name of registrant as specified in its charter)

780 South Nogales Street
City of Industry, California 91748
(626) 912-2866
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(3)	☐
Rule 12h-3(b)(1)(i)	☒	Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 1925

        NOTICE: The previously disclosed Plan of Liquidation (the "Plan") of Strouds, Inc. (the "Company") was confirmed pursuant to an order of the United States Bankruptcy Court for the District of Delaware on March 4, 2002. The Plan provides, among other things, that holders of equity interests in the Company (including shares of the Company's Common Stock) will not receive or retain any interest, property or other consideration under the Plan. The Plan also provides that, on the effective date of the Plan, all equity interests in the Company shall be extinguished and the certificates and other documents representing such equity interests shall be deemed cancelled and of no force or effect. The effective date for the Plan occurred on March 20, 2002.

        Accordingly, all shares of the Company's Common Stock (and other equity interests in the Company) have, pursuant to the Plan, been extinguished.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Strouds, Inc. has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Dated:	April 3, 2002	By:	/s/ Thora Thorroddsen
		Name:	Thora Thorroddsen
		Title:	Estate Manager

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